Exhibit 99.1

Mobileye Announces Fourth Quarter and Fiscal Year 2015
Financial Results

Fourth Quarter 2015 Highlights:

•	Total revenue of $71.8 million, up 81% year-over-year
•	Non-GAAP Net Income of $36.6 million
•	Non-GAAP fully diluted EPS of $0.15
•	Generated $28.6 million in free cash flow

Fiscal Year 2015 Highlights:

•	Total revenue of $240.9 million, up 68% year-over-year
•	Non-GAAP Net Income of $113.4 million
•	Non-GAAP fully diluted EPS of $0.48, up 129% year-over-year
•	Generated $95.8 million in free cash flow

JERUSALEM, Israel – February 24, 2016 – (NYSE: MBLY) – Mobileye N.V., the global leader in Advanced Driver Assistance Systems and autonomous driving technologies, today announced financial results for the fourth quarter and fiscal year ended December 31, 2015.

“Our fourth quarter and full year 2015 results represent our continued successful execution in terms of growth, improved margins and robust free cash flow generation driven by ongoing NCAP and regulatory support that will secure our growth for years to come ,” stated Ziv Aviram, co-founder, president and chief executive officer of Mobileye. “During 2015, we successfully extended our technological leadership position evidenced by the recent launch of our new Road Experience Management (REM) mapping technology which enables safe autonomous driving and are proud of the endorsements from three of the world’s largest automakers. We are also advancing our sensing technology and creating driving behavior capabilities, which we believe will further position Mobileye to remain at the forefront of the autonomous driving trend”

Fourth Quarter 2015 Financial Highlights

•	Revenue: Total revenue for the fourth quarter of 2015 was $71.8 million, compared to $39.7 million in the prior-year period. Within total revenue, original equipment manufacturing (OEM) revenue was $61.2 million, compared to $32.3 million in the prior-year period. EyeQ chip volume increased 83% year-over-year to 1,308 thousand EyeQ units, compared to 715 thousand units in the prior-year period. The EyeQ Average Selling Price (ASP) per unit for the fourth quarter of 2015 was $44.70, up from $43.10 during the same period last year. After market (AM) revenue contributed the remaining $10.6 million of total revenue for the fourth quarter of 2015, compared to $7.4 million in the prior-year period.

1

•	Net Income and Earnings per Share: GAAP net income for the fourth quarter of 2015 was $18.8 million, or $0.08 per diluted share. This compares to GAAP net income of $2.4 million, or $0.01 per diluted share, for the fourth quarter of 2014. GAAP results included share-based compensation expense of $17.8 million for the fourth quarter of 2015 and $10.9 million for the fourth quarter of 2014.

Non-GAAP net income for the fourth quarter of 2015 was $36.6 million, or $0.15 per share based on 238.1 million weighted average diluted shares outstanding. This compares to non-GAAP net income of $13.3 million, or $0.06 per share based on 237.5 million weighted average diluted shares outstanding during the fourth quarter of 2014. Non-GAAP net income excludes share-based compensation expense.

•	Cash, restricted bank deposits, marketable securities and cash flow: As of December 31, 2015, Mobileye had cash and cash equivalents, restricted bank deposits, and marketable securities of $476.1 million, compared to $448.3 million as of September 30, 2015.

Mobileye generated $29.6 million in net cash from operating activities for the fourth quarter of 2015 compared to $16.9 million for the fourth quarter of 2014. The company generated $28.6 million in free cash flow for the 2015 fourth quarter, compared to $15.4 million for the comparable 2014 quarter. Free cash flow represents net cash provided by operating activities minus capital expenditures.

Fiscal Year 2015 Financial Highlights

•	Revenue: Total revenue for fiscal year 2015 was $240.9 million, an increase of 68% compared to $143.6 million in the prior-year period. Within total revenue, OEM revenue was $202.3 million, an increase of 66% compared to $121.8 million in the prior-year period. EyeQ chip volume for fiscal year 2015 increased 67% to 4,445 thousand EyeQ units, compared to 2,656 thousand units in the prior-year period. EyeQ (ASP) per unit for 2015 was $43.90, up from $43.70 during the same period last year. AM revenue contributed the remaining $38.6 million of total revenue for fiscal year 2015, compared to $21.8 million in the prior-year period.

•	Net Income (loss) and Earnings (loss) per Share: GAAP net income for the fiscal year 2015 was $68.5 million, or $0.29 per diluted share. This compares to a GAAP net loss of $(30.1) million, or $(0.28) per share during the fiscal year 2014. GAAP results included share-based compensation expense of $45.0 million for fiscal year 2015 and $76.9 million for fiscal year 2014.

Non-GAAP net income for the fiscal year 2015 was $113.4 million, or $0.48 per share based on 237.9 million weighted average diluted shares outstanding. This compares to non-GAAP net income of $46.8 million, or $0.21 per share, based on 224.6 million weighted average diluted shares outstanding during fiscal year 2014. Non-GAAP net income excludes share-based compensation expenses.

•	Cash Flow: The company generated $100.9 million in net cash from operating activities for fiscal year 2015, compared to $56.1 million for fiscal year 2014. The company generated $95.8 million in free cash flow for fiscal year 2015, an increase of 89% compared to $50.8 million for fiscal year 2014. Free cash flow represents net cash provided by operating activities minus capital expenditures.

2

A reconciliation of the non-GAAP financial measures to GAAP measures has been provided in the financial tables included in this press release. An explanation of the non-GAAP financial measures and how they are calculated is included below under the heading “Non-GAAP Financial Measures.”

Quarterly Conference Call

Mobileye will host a conference call at 8:00 a.m. Eastern Standard Time (U.S. time) today (Wednesday, February 24, 2016) to review the company’s financial results for the fourth quarter and fiscal year ended December 31, 2015. A live Webcast of the conference call will be accessible from the Investor Relations section of Mobileye’s website at http://ir.mobileye.com. An archive of the Webcast will be available through May 24, 2016.

About Mobileye

Mobileye N.V. is the global leader in the development of computer vision and machine learning, data analysis, localization and mapping for Advanced Driver Assistance Systems and autonomous driving. Our technology keeps passengers safer on the roads, reduces the risks of traffic accidents, saves lives and has the potential to revolutionize the driving experience by enabling autonomous driving. Our proprietary software algorithms and EyeQ® chips perform detailed interpretations of the visual field in order to anticipate possible collisions with other vehicles, pedestrians, cyclists, animals, debris and other obstacles. Mobileye’s products are also able to detect roadway markings such as lanes, road boundaries, barriers and similar items; identify and read traffic signs, directional signs and traffic lights; create a Roadbook™ of localized drivable paths and visual landmarks using REM™; and provide mapping for autonomous driving. Our products are or will be integrated into car models from 25 global automakers. Our products are also available in the aftermarket.

Forward-Looking Statements

This press release contains certain forward-looking statements. Words such as “believes,” “intends,” “expects,” “projects,” “anticipates,” and “future” or similar expressions are intended to identify forward-looking statements. These statements are only predictions based on our current expectations and projections about future events. You should not place undue reliance on these statements. Many factors may cause our actual results to differ materially from any forward-looking statement, including the risk factors and other matters set forth in Mobileye’s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2014. Mobileye undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law.

Non-GAAP Financial Measures

We have provided in this release financial information that has not been prepared in accordance with GAAP. We use these non-GAAP financial measures internally in analyzing our financial results and believe they are useful to investors as a supplement to GAAP measures. We believe that these non-GAAP financial measures also provide additional tools for investors to use in evaluating our ongoing operating results and trends and in comparing our financial results with other companies in our industry, many of which present similar non-GAAP financial measures to investors.

3

Non-GAAP financial measures should not be considered in isolation from, or considered as an alternative to, operating income (loss), net income (loss), earnings per share or any other measure of financial performance calculated and presented in accordance with GAAP. Our non-GAAP measure may not be comparable to similarly titled measures of other organizations because other organizations may not calculate non-GAAP measures in the same manner. You are encouraged to evaluate these adjustments and the reason we consider them appropriate. A reconciliation of our non-GAAP financial measures to their most directly comparable GAAP measures has been provided in the financial statement tables included below in this press release.

Non-GAAP net income. To arrive at our non-GAAP net income, we exclude share-based compensation expense from our GAAP net income (loss). We believe that this non-GAAP measure is useful to investors in evaluating our operating performance for the following reasons:

•	We believe that elimination of share-based compensation expense is appropriate because treatment of this item may vary for reasons unrelated to our overall operating performance;
•	We use this non-GAAP measure in conjunction with our GAAP financial measure for planning purposes, including the preparation of our annual operating budget, as a measure of operating performance and the effectiveness of our business strategies and in communications with our board of directors concerning our financial performance; and
•	We believe that this non-GAAP measure provides better comparability with our past financial performance, facilitates better period-to-period comparisons of operational results and may facilitate comparisons with similar companies, many of which may also use similar non-GAAP financial measures to supplement their GAAP reporting.

Non-GAAP EPS. To arrive at our non-GAAP EPS, we divided non-GAAP net income by the sum of the number of our outstanding ordinary shares during the relevant period and the number of ordinary shares resulting from the conversion of all of our outstanding class shares into ordinary shares with no liquidation preferences on a one-to-one basis as set forth in our articles of association. Immediately prior to our IPO on August 1, 2014, all outstanding class shares were so converted into ordinary shares.

Free cash flow. We define free cash flow as net cash provided by operating activities minus capital expenditures. Free cash flow is important to reflect the cash that can allow us to pursue business strategies and opportunities and fulfill our goals. A limitation of using free cash flow versus the GAAP measure of net cash provided by operating activities as a means for evaluating our company is that free cash flow does not represent the total increase or decrease in the cash balance from operations for the period because it excludes cash used for capital expenditures during the period. Management compensates for this limitation by providing information about our capital expenditures on the face of the cash flow statement.

From time to time, we may also provide guidance regarding projected Non-GAAP Net Income (Loss) on an aggregate and per share basis. We cannot provide a reconciliation of our projected non-GAAP Net Income (Loss) to projected GAAP Net Income (Loss) for any future period due to fluctuations in our stock price since our IPO, which impact share based compensation. Therefore, the information necessary for a quantitative reconciliation is not available to us without unreasonable efforts.

4

Company Contact:

Ofer Maharshak	Seth Potter
CFO / SVP	ICR, Inc.
Ofer.Maharshak@mobileye.com	Investors@mobileye.com

5

MOBILEYE N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

(in thousands, except per share data)

	For the year ended		For the three months ended
	December 31,		December 31,
	2015	2014	2015	2014
Revenue	$240,872	$143,637	$71,819	$39,658
Cost of revenue	61,420	37,040	17,657	10,648

Gross profit	179,452	106,597	54,162	29,010

Operating costs and expenses

Research and development, net	43,393	36,930	11,635	10,005
Sales and marketing	12,811	12,912	3,020	1,002
General and administrative	45,509	71,437	18,842	11,752

Total operating expenses	101,713	121,279	33,497	22,759

Operating profit (loss)	77,739	(14,682)	20,665	6,251

Interest income	2,888	1,305	1,170	208
Financial loss, net	(917)	(4,442)	(325)	(1,469)

Profit (loss) before taxes on income	79,710	(17,819)	21,510	4,990

Taxes on income	(11,260)	(12,265)	(2,686)	(2,591)

Net income (loss) for the period	$68,450	$(30,084)	$18,824	$2,399

Basic and diluted income (loss) per share:
Basic	$0.31	$(0.28)	$0.09	$0.01
Diluted	$0.29	$(0.28)	$0.08	$0.01

Weighted average number of ordinary shares (in thousands)
Basic	217,362	107,942	218,679	214,549
Diluted	237,857	107,942	238,054	237,488

6

MOBILEYE N.V.

RECONCILIATION OF GAAP TO NON-GAAP NET INCOME

(UNAUDITED)

(in thousands, except per share data)

	For the year ended		For the three months ended
	December 31,		December 31,
	2015	2014	2015	2014

GAAP net income (loss) as reported	$68,450	(30,084)	$18,824	2,399

Non-GAAP adjustment
Expenses recorded for Stock-based compensation
Cost of revenues	26	27	8	6
Research and development	8,016	6,130	2,145	1,783
Sales and marketing	1,277	5,201	(107)	(793)
General and administrative	35,650	65,495	15,732	9,937
Total adjustment	44,969	76,853	17,778	10,933

Non-GAAP net income	113,419	46,769	36,602	13,332

Non-GAAP net income per share
Basic	$0.52	$0.23	$0.17	$0.06
Diluted	$0.48	$0.21	$0.15	$0.06

Weighted average number of shares (in thousands)
Basic	217,362	207,214	218,679	214,549
Diluted	237,857	224,608	238,054	237,488

7

MOBILEYE N.V.

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

(in thousands)

	December 31,	December 31,
	2015	2014
Assets
Current assets
Cash and cash equivalents	$152,692	$339,881
Marketable securities	59,394	32,895
Trade account receivables, net	23,706	15,806
Inventories	42,676	17,626
Other current assets	14,817	12,135
Total current assets	293,285	418,343

Long-term assets
Marketable securities	260,982	-
Property, plant and equipment, net	11,031	8,787
Severance pay fund	9,863	7,969
Other assets	2,453	1,307
Total long-term assets	284,329	18,063

Total assets	$577,614	$436,406
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued expenses	$24,593	$17,870
Employee related accrued expenses	5,341	3,961
Other current liabilities	13,322	5,739
Total current liabilities	43,256	27,570

Long-term liabilities
Accrued severance pay	12,020	9,350
Long-term liabilities	6,864	4,812
Total long-term liabilities	18,884	14,162

Total liabilities	62,140	41,732

Shareholders’ equity

Share capital	2,558	2,511
Additional paid-in capital	577,212	523,315
Accumulated other comprehensive loss	(1,775)	(181)
Accumulated deficit	(62,521)	(130,971)
Total shareholders’ equity	515,474	394,674

Total liabilities and shareholders’ equity	$577,614	$436,406

8

MOBILEYE N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

(in thousands)

	For the year ended		For the three months ended
	December 31,		December 31,
	2015	2014	2015	2014
Cash flows from operating activities
Net income (loss) for the period	$68,450	$(30,084)	$18,824	$2,399
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	3,312	2,551	848	695
Exchange rate differences	(192)	3,087	(171)	1,847
Accrued severance pay	2,670	1,037	1,062	195
Loss (gain) from marketable securities	311	1,139	138	(343)
Loss (gain) from severance pay fund	(87)	510	(87)	510
Share-based compensation	44,969	76,853	17,778	10,933
Changes in asset and liabilities:
Trade accounts receivables, net	(7,900)	(3,316)	2,506	3,964
Other current assets	(1,730)	(2,795)	(2,424)	(1,067)
Inventories	(25,050)	(6,272)	(7,218)	663
Other long-term assets	(1,146)	(969)	(374)	(79)
Account payables and accrued expenses	6,232	6,056	(4,581)	(3,705)
Employee-related accrued expenses	1,380	623	651	16
Other current-liabilities	7,583	4,298	816	1,357
Long-term liabilities	2,052	3,410	1,782	(514)
Net cash provided by operating activities	100,854	56,128	29,550	16,871

Cash flows from investing activities
Change in restricted and short-term deposits	(700)	2,769	(8)	118
Proceeds from maturities / sales of marketable securities	166,991	31,252	22,332	15,267
Purchase of marketable securities	(456,377)	(19,361)	(24,939)	(376)
Short term loan granted	-	-	-	6,392
Severance pay fund	(1,807)	(1,517)	(564)	(810)
Purchase of property and equipment	(5,065)	(5,378)	(924)	(1,441)
Net cash provided by (used in) investing activities	(296,958)	7,765	(4,103)	19,150

Cash flows from financing activities
Issuance of shares, net	-	196,364	-	(174)
Exercise of options	8,769	10,151	667	7,672
Net cash provided by financing activities	8,769	206,515	667	7,498

Increase (decrease) in cash and cash equivalents	(187,335)	270,408	26,114	43,519

Balance of cash and cash equivalents at the beginning of the period	339,881	72,560	126,476	298,209
Exchange rate differences on cash and cash equivalents	146	(3,087)	102	(1,847)
Balance of cash and cash equivalents at the end of the period	$152,692	$339,881	$152,692	$339,881

9

MOBILEYE N.V.

RECONCILIATION OF GAAP NET CASH FROM OPERATING ACTIVITIES TO FREE CASH FLOWS

(UNAUDITED)

(in thousands)

	For the year ended		For the three months ended
	December 31,		December 31,
	2015	2014	2015	2014

GAAP net cash from operating activities as reported	$100,854	$56,128	$29,550	$16,871

Capital Expenditures	(5,065)	(5,378)	(924)	(1,441)
Free Cash Flow	95,789	50,750	28,626	15,430

10